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K9 3/9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50369 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Basis Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17395 North Bay Road, Suite 102
(No. and Street)

Sunny Isles Beach (City) Florida (State) 33160 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Armen Karapetyan (786) 629-0334
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) Texas (State) 77339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/05



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Armen Karapetyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basis Financial, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MIREILLE MECHOULLAM
MY COMMISSION # DD 240512
EXPIRES: September 17, 2007
Bonded Thru Notary Public Underwriters

2-25-05

Mireille Mechoullam
Notary Public

Signature

Owner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Statement of cash flows
(p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

# BASIS FINANCIAL, LLC

## FINANCIAL STATEMENTS

## REPORT PURSUANT TO RULE 17A – 5(d)

## SEC FILE NUMBER 8-50367

## DECEMBER 31, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

# CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITORS' REPORT

To the Owners of
Basis Financial, LLC

I have audited the accompanying statement of financial condition of Basis Financial, LLC as of December 31, 2004 and the related statement of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Financial, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 22, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

## BASIS FINANCIAL, LLC

## STATEMENT OF FINANCIAL CONDITION

## As of December 31, 2004

ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Checking account | $ | 8,934 |
| Clearance account | | 10,026 |
| Commissions receivable | | 249 |
| Other receivable | | 1,300 |
| Total current assets | | 20,508 |
| Deposits and other assets | | 5,474 |
| Total assets | $ | 25,982 |

LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable | $ | 5,403 |
| Total current liabilities | | 5,403 |
| Members' capital | | 20,579 |
| Total liabilities and members' capital | $ | 25,982 |

The accompanying notes are an integral part of the financial statements.

# BASIS FINANCIAL, LLC

## STATEMENT OF OPERATIONS

### For the year ended December 31, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Commission | $ | 86,087 |
| Brokerage revenue | | 1,706 |
| Total income | | 87,793 |
| | | |
| Expenses | | |
| Advertising & business promotions | | 3,142 |
| Clearing charges | | 16,978 |
| Commission expenses | | 32,701 |
| Contract labor | | 2,138 |
| Lease expense | | 2,153 |
| Management fees | | - |
| NASD fees | | 970 |
| Professional fees | | 12,178 |
| Rent | | 28,669 |
| Telephone | | 2,841 |
| Other | | 5,178 |
| | | |
| Total expenses | | 106,949 |
| | | |
| (Loss) from operations | | (19,156) |
| | | |
| Other income | | |
| Interest income | | 180 |
| Other income | | 9,943 |
| | | |
| Total other income | | 10,123 |
| | | |
| Net loss | $ | (9,034) |

The accompanying notes are an integral part of the financial statements.

# BASIS FINANCIAL, LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

### For the year ended December 31, 2004

| | | |
|---|---|---|
| Balance at January 1, 2004 | $ | 19,613 |
| Net (loss) for the year ended December 31, 2003 | | (9,034) |
| Add: member contributions | | 10,000 |
| Less: (distributions) | | - |
| Balance at December 31, 2004 | $ | 20,579 |

The accompanying notes are an integral part of the financial statements.

## BASIS FINANCIAL, LLC

## STATEMENT OF CASH FLOWS

## For the year ended December 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) | $ | (9,034) |
| Adjustments to reconcile net income to net cash used for operating activities: | | |
| (Increase)/decrease in clearance account | | (23) |
| (Increase)/decrease in commissions receivable | | 4,633 |
| (Increase)/decrease in other receivables | | (1,300) |
| (Increase)/decrease in other assets | | (5,474) |
| Increase/(decrease) in accounts payable | | 5,403 |
| Total adjustments | | 3,239 |
| Net cash provided (used) by operations | | (5,794) |
| Cash flows from financing activates: | | |
| Member contributions | | 10,000 |
| Net cash provided (used) in financing activities | | 10,000 |
| Net increase (decrease) in cash | | 4,206 |
| Cash at beginning of year | | 4,728 |
| Cash at end of year | $ | 8,934 |

The accompanying notes are an integral part of the financial statements.

## A. Summary of Significant Accounting Policies

### Nature of Business

Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Sunny Isles Beach, Florida. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2002. There were no cash equivalents at December 31, 2002.

### Federal Income Taxes

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

### Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation and any gain or loss from disposition is reflected in current year income. Depreciation is provided over the estimated useful lives of the depreciable assets. Expenditures for major renewals and settlements, which extend the useful lives

of property and cost over $100, are capitalized. Expenditures for maintenance and repairs are expensed.

## Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital was $14,686, which exceeded the required minimum capital by $9,656, and the aggregate indebtedness (A.I.) to net capital ratio was not .4 to 1 at December 31, 2004.

# BASIS FINANCIAL, LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

## December 31, 2004

| | | |
|---|---|---|
| Total equity from statement of financial condition | $ | 20,579 |
| Adjustments to net capital: | | |
| NASD deposit account | | 914 |
| Prepaid NASD registration | | 4,560 |
| Non allowable receivables | | 249 |
| Haircuts on securities | | 200 |
| Total adjustments | | 5,923 |
| Net Capital | $ | 14,656 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 360 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above two figures) | $ | 5,000 |
| Excess net capital | $ | 9,656 |
| Excess net capital at 1000% | $ | 14,115 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---|
| Total liabilities (per statement of financial condition) | $ | 5,403 |
| Percentage aggregate indebtedness to net capital | | 37 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

The above agrees with the Company's computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

To the Owners of
Basis Financial, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Basis Financial, LLC. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718